Exhibit 99.1

INVESTOR CONTACTS:
Elan Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444	Wyeth Justin Victoria Ph: 973-660-5340
MEDIA CONTACTS:
Elan Jonathan Birt Ph: 212 850 5664 44 20 7269 7205 Niamh Lyons Ph: 353 1 66 33 602	Wyeth Douglas Petkus Ph: 973-660-5218 Michael Lampe Ph: 484-865-1346

Elan and Wyeth Announce Webcast
To Discuss Bapineuzumab Phase 2 Clinical Trial Results

Dublin, Ireland and Madison, NJ – July 22, 2008 –Elan Corporation, plc (NYSE: ELN) and Wyeth (NYSE: WYE) today announced that the companies will hold a webcast at 6:00 p.m. Central Daylight Time (7:00 p.m. Eastern Daylight Time) on Tuesday, July 29, 2008 with the investment community to discuss the results of the Phase 2 clinical trial of bapineuzumab for Alzheimer’s disease.

Company participants who will discuss the trial results and field questions will include:

•	Ron Black, MD, Wyeth Research, Asst. Vice President, Neuroscience.

•	Allison Hulme, PhD, Elan, EVP and Head of Global Development.

•	Dale Schenk, PhD, Elan, EVP and Chief Scientific Officer.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting the companies’ web sites at www.elan.com or www.wyeth.com and clicking on the “Investor Relations” icon.  Following the live webcast, an archived version of the call and slides will be available at the same URLs.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

About Wyeth

Wyeth Pharmaceuticals, a division of Wyeth, has leading products in the areas of women's health care, infectious disease, gastrointestinal health, central nervous system, inflammation, transplantation, hemophilia, oncology, vaccines and nutritional products.

Wyeth is one of the world's largest research-driven pharmaceutical and health care products companies. It is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, vaccines, biotechnology products, nutritionals and non-prescription medicines that improve the quality of life for people worldwide. The Company's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare and Fort Dodge Animal Health. For additional information about the company, please visit www.wyeth.com.

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